Exhibit 99.1

LIANLUO SMART LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on August 8, 2018

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Shareholders (“AGM”) of Lianluo Smart Limited (the “Company”) will be held at our executive offices at Room 2108, 21th Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing on August 8, 2018, at 10:00 A.M., local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	to elect Zhitao He and Richard Zhiqiang Chang to serve as Class II members of the board of directors of the Company, each to serve a term expiring at the AGM in 2021; and

2.	to ratify the appointment of Centurion ZD, CPA as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018; and

3.	to consider the transaction of any other business properly coming before the meeting.

The board of directors of the Company has fixed the close of business on July 2, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy card, which is attached to this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy card as promptly as possible. We must receive the proxy card no later than 48 hours before the time of the AGM to ensure your representation at such meeting. If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation or another proxy card with a later date up to forty-eight (48) hours before the AGM. If your shares are held in "street name" and you wish to attend and vote at the AGM, you must notify your broker, bank or other nominee and obtain the proper documentation to attend and vote your shares at the AGM.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://lianluosmart.com/, or by contacting IR Department, Lianluo Smart Limited, No. 20 Shijingshan Road, Beijing 100040, China, telephone: [86 010 88609850], fax: [86 010 68416311], email: [investor@lianluosmart.com].

By order of the Board of Directors,

/s/ Zhitao He
Zhitao He,
Chairman

Beijing, July 9, 2018

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of Lianluo Smart Limited	July 9, 2018 Beijing, China

To our shareholders:

It is my pleasure to invite you to our Annual General Meeting of Shareholders ("AGM") for the fiscal year ended December 31, 2017 on August 8, 2018, at 10:00 A.M., Local Time. The meeting will be held at our executive offices at Room 2108, 21th Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100040, China.

The matters to be acted upon at the meeting are described in the Notice of Annual General Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Zhitao He
Zhitao He
Chairman

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

What am I voting on?

You will be voting on the following:

(1)	The election of two Class II members of the Board of Directors, each to serve a term expiring at the AGM in 2021;

(2)	The ratification of the appointment of Centurion ZD, CPA ("CZD") as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018;

(3)	The transaction of any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned common shares of the Company as of the close of business on July 2, 2018. Each common share is entitled to one vote. As of June, 2018, we had [17,587,586] common shares outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have three voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By phone, at 1-800-652-VOTE (1-800-652-8683) using any touch-tone telephone to transmit your voting instructions; or

(3)	By mail, by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by telephone or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the meeting, (2) voting again over the Internet prior to 12:00 p.m., Eastern Time, on August 6, 2018, (3) voting again via the telephone prior to 12:00 p.m, Eastern Time, on August 6, 2018, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

1

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account by telephone or on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of CZD as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

2

How can I attend the meeting?

The meeting is open to all holders of the Company’s common shares as of July 2, 2018.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. You may also submit questions in advance via email to investor@lianluosmart.com. Such questions will also be addressed at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by internet, telephone or mail. In order for us to conduct our meeting, one-half (½) of our outstanding common shares as of July 2, 2018 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The election of directors requires that a plurality of the votes cast at the meeting be voted "For" the proposal. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of CZD as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

3

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

A brief biography of each nominee follows. You are asked to vote for these nominees to serve as Class II members of the Board of Directors. All nominees have consented to serve if elected.

Zhitao He

Chairman

Age — 36
Director since 2016

Mr. He has served the Company’s Chairman of the Board since October 2016. Mr. He is the General Manager and Chairman of Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo”), a publicly listed company on the Shenzhen Stock Exchange (ticker: 002280), since January 2015. He is also the General Manager and Chairman of Beijing Digital Grid Technology Co., Ltd. since July 2009. Mr. He is also a director of E. T. Xun (Hong Kong) Holding Limited, E. T. Xun Holding Inc., and Shenzhen Ailianluo Investment Co., Ltd. Mr. He received his Master’s degree in Communication Management from Beijing University of Posts and Telecommunications.

Richard Zhiqiang Chang

Independent Director
Age — 55
Director since 2016

Mr. Chang has served as the General Manager of Beijing Zhineng Technology Co., Ltd. since October 2015. From July 2013 to October 2015, Mr. Chang was Vice President in sales at AREVA Inc. and was in charge of large account management. From August 2009 to July 2013, Mr. Chang was Vice President in sales at Ventyx/ABB and was in charge of China region. From Shanghai Jiao Tong University, Mr. Chang received his Bachelor’s degree in 1985 and Master’s degree in 1990, both in Automation. From the University of Texas at Dallas, Mr. Chang received his Master’s degree in Computer Science in 1997. Mr. Chang was chosen as a director because of his experience in technology.

Continuing Directors

Bin Pan

Independent Director
Age — 45
Director since 2016

Mr. Pan is a lawyer in capital markets. Since May 2015, Mr. Pan is the Chairman of Shanghai Hubo Capital Investment Management Ltd. Co., a company focusing on private equity and financial advisory. From December 2004 to May 2015, Mr. Pan was a partner at Capitallaw&Partners, a law firm in Shanghai, China. Mr. Pan is a director of Hangzhou Lianluo Interactive Information Technology Co., Ltd., Shenzhen Prolto Supply China Management Co., Ltd., Shanghai Yaoji Playing Card Co., Ltd. and Shanghai Zhixin Electric Co., Ltd. All of them are public companies in China. Mr. Pan received his Master’s degree in International Economic Law from Shanghai University of International Business and Economics in 1997 and his Bachelor’s degree in Integrated Circuit from Huazhong University of Science and Technology in 1994. Mr. Pan was chosen as a director because of his experience in capital markets.

4

Mingwei Zhang
Independent Director
Age — 65
Director since 2012

Mr. Zhang has extensive knowledge and experience in accounting from the perspective as an academic and a practicing accountant. From 2007 to 2013, Mr. Zhang was the Chief Financial Officer and a Director of Sino-Global Shipping America, Ltd. (NASDAQCM: SINO). From July 2007 through July 2010, Mr. Zhang also served as a professor and head of the School of Accounting at Tianjin University of Finance and Economics. From May 2001 until December 2007, Mr. Zhang was a partner in Baker Tilly China, an international public accounting firm. From July 1994 to June 2003, he served as a Lecturer at Monash University in Australia. Mr. Zhang received a Bachelor’s degree and a Master’s degree in Accounting from Tianjin University of Finance and Economics. He also received a Master’s degree in Commerce from the University of Newcastle. Mr. Zhang is a Certified Management Accountant in Australia. Mr. Zhang was chosen as a director because of his financial experience.

Ping Chen
Chief Executive Officer and Director
Age — 55
Director since 2003

Mr. Chen is the Company’s Chief Executive Officer and a member of the Board. Prior to his service at the Company, from 1993 to 2000, Mr. Chen served as the CEO of Beijing Chengcheng Medical Electronic Equipment Co. Prior to 1993, Mr. Chen served as an engineer at the No. 2 Academy, Ministry of Aeronautics and Astronautics from 1987 to 1991 and moved up to the Head of the Civilian Products Division there from 1991 – 1993. Mr. Chen founded Beijing Dehaier Technology Company Limited (“BTL”) in 2001 and has served as CEO since that time. Mr. Chen received his bachelor’s degree in 1984 from the National University of Defense Technology and his master’s degree in 1987 from the Ministry of Aeronautics and Astronautics. Mr. Chen was chosen as a director because he is the Company’s CEO, the leader of the Company and a key experienced member of management.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE EXTENSION OF THE
TERM OF OFFICE OF THE DIRECTORS.

5

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF CZD
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of CZD as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018. The Audit Committee of the Board of Directors has appointed CZD to serve as the Company’s fiscal year 2018 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of CZD be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

On June 17, 2016, our Audit Committee and Board of Directors approved the appointment of HHC and the dismissal of Friedman. The decision was due to Friedman’s inability to commit to a timeline in which to complete the 2015 audit and to form an opinion based on the information provided to Friedman. Friedman’s report on the financial statements for the year ended December 31, 2014 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the registrant's fiscal year ended December 31, 2015 and preceding such dismissal, Friedman notified us that they had not received sufficient information to satisfy their audit procedures of the Company’s consolidated financial statements and, therefore, could not form an opinion due to the lack of such information. Friedman has advised us that we have not provided sufficient evidence to establish the timing and nature of write-offs and reserves related to certain accounts receivable, inventory, prepayments and other receivables, which, if investigated further, could impact the previously-issued audit report or the underlying financial statements for the year ended December 31, 2014. Other than as mentioned here, there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

On November 17, 2017, the Company’s Audit Committee and Board of Directors approved the proposed appointment of CZD as the Company's independent registered public accounting firm, replacing HHC, on the same date. There were no disagreements with HHC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of HHC, would have caused it to make reference to such disagreements in its report on the Company's consolidated financial statements for such periods. HHC made no such reference. In addition, HHC’s reports on the financial statements as of and for the years ended December 31, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

What services does CZD provide?

Audit services provided by Centurion ZD for fiscal 2018 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of CZD be present at the meeting?

One or more representatives of CZD will be present at the meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of CZD is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
CZD AS THE COMPANY’S FISCAL 2018 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

6

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. For service of non-employee directors on our Board of Directors, Mr. Zhang receives $4,000 per year, and Mr. Richard Zhiqiang Chang and Mr. Bin Pan receive $8,000 annually.

Summary Director Compensation Table – For the Fiscal Year 2017

Name	Fees earned or paid in cash		Stock-based Compensation		Total(1)
Zhitao He	$	N/A	$	N/A	$	N/A
Ping Chen(1)	$	N/A	$	N/A	$	N/A
Mingwei Zhang		$4,000	$	N/A	$	N/A
Bin Pan		$8,000	$	N/A	$	N/A
Richard Zhiqiang Chang		$8,000	$	N/A	$	N/A

(1)	Mr. Ping Chen received compensation in his capacity as officer of our company and/or subsidiaries/affiliates but did not receive any compensation for serving as director of our company.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the AGM. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at www.lianluosmart.com under Investor Relations and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

7

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at Room 2108, 21th Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100040, People’s Republic of China:

●	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

●	the written consent of the candidate to serve as a director of the Company, if elected;

●	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

●	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

●	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

●	A director must have a record of professional accomplishment in his or her chosen field; and

●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

8

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Lianluo Smart Limited
Room 2108, 21th Floor China Railway Construction Building
No. 20 Shijingshan Road, Beijing 100040
People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at www.lianluosmart.com and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2017?

Our Board held 8 meetings and acted 8 times by unanimous written consent in connection with matters related to the fiscal year ended December 31, 2017. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee held 2 meetings and acted 2 times by unanimous written consent during the fiscal year ended December 31, 2017. The Compensation Committee held 2 meetings and acted 2times by unanimous written consent during the fiscal year ended December 31, 2017. The Nominating Committee held 2 meetings and acted 2 times by unanimous written consent during the fiscal year ended December 31, 2017. Each incumbent director attended all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during 2017. The Board invites, but does not require, directors to attend the AGM.

What are the committees of the Board?

During fiscal 2017, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of December 31, 2017, their principal functions and the number of meetings held during the year ended December 31, 2017 are shown below.

Compensation Committee

The members of the Compensation Committee were:

Richard Zhiqiang Chang, Chairman (from October 21, 2016)
Xiaoguang Shen, Chairman (until resignation on October 21, 2016)

Genhui Chen (until resignation on October 21, 2016)

Bin Pan (from October 21, 2016)

Mingwei Zhang (from February 26, 2012)

9

The Compensation Committee held 2 meetings during the year ended December 31, 2017. The Compensation Committee’s charter is available on the Company’s website at www.lianluosmart.com under Investor Relations and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee are:

Mingwei Zhang, Chairman (from February 26, 2012)
Xiaoguang Shen (until resignation on October 21, 2016)
Genhui Chen (until resignation on October 21, 2016)
Richard Zhiqiang Chang (from October 21, 2016)
Bin Pan (from October 21, 2016)

The Audit Committee held 2 meetings during the year ended December 31, 2017. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. Zhang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

●	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

10

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nominating Committee

The members of the Nominating Committee are:

Bin Pan, Chairman (from October 21, 2016)

Genhui Chen, Chairman (until resignation on October 21, 2016)
Xiaoguang Shen (until resignation on October 21, 2016)
Mingwei Zhang (from February 26, 2012)
Richard Zhiqiang Chang (from October 21, 2016)

The Nominating Committee held 2 meetings during the fiscal year ended December 31, 2017. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next AGM or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Lianluo Smart Limited, Room 2108, 21th Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing100040, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

11

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our Chairman, Mr. He, see the section “Proposal One Extension of Term of Office of Directors” elsewhere in this Proxy Statement.

Ping Chen
Chief Executive Officer and Director
Age — 55
Director since 2003

Mr. Chen is the Company’s Chief Executive Officer and a member of the Board. Prior to his service at the Company, from 1993 to 2000, Mr. Chen served as the CEO of Beijing Chengcheng Medical Electronic Equipment Co. Prior to 1993, Mr. Chen served as an engineer at the No. 2 Academy, Ministry of Aeronautics and Astronautics from 1987 to 1991 and moved up to the Head of the Civilian Products Division there from 1991 – 1993. Mr. Chen founded Beijing Dehaier Technology Company Limited (“BTL”) in 2001 and has served as CEO since that time. Mr. Chen received his bachelor’s degree in 1984 from the National University of Defense Technology and his master’s degree in 1987 from the Ministry of Aeronautics and Astronautics. Mr. Chen was chosen as a director because he is the Company’s CEO, the leader of the Company and a key experienced member of management.

Yingmei Yang

Interim Chief Financial Officer

Age — 48

Ms. Yang has served as our interim Chief Financial Officer since March 15, 2018. Ms. Yang has served as the Vice President of Hangzhou Liaison Interactive Information Technology Co., Ltd. (“Liaison Interactive”), a major shareholder of the Company since February, 2018. Between January, 2015 and February, 2018, Ms. Yang has served as Chief Financial Officer and Vice President of Liaison Interactive. From February, 2013 to January, 2015, Ms. Yang was the Chief Financial Officer and Secretary of Board of Beijing Digit Horizon Technology Limited, the predecessor of Liaison Interactive.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S
NAMED EXECUTIVE OFFICERS

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three (3) years and a salary to be paid monthly. The agreements also provide that executive officers are to work an average of forty hours per week and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. Under such agreements, our executive officers can be terminated for cause without further compensation. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. During the agreement and for one (1) year afterward, our executive officers are subject to keep trade secrets confidential.

12

SUMMARY COMPENSATION TABLE

The following table shows the annual compensation paid by us for the year ended December 31, 2017 to Ping Chen, our principal executive officer, Hui (Cherry) Zhou, our Chief financial officer (resigned as Chief Financial Officer on September 1, 2017), and Ke Cai, our Chief Financial Officer (appointed and resigned as Chief Financial Officer on September 1, 2017 and March 15, 2018, respectively). No other officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Salary	Bonus	Option Awards		All Other Compensation	Total
Ping Chen, Principal Executive Officer	$28,087	$2,250	$-	(1)(2)(3)(4)(5)	$-	$30,337
Hui (Cherry) Zhou Chief Financial Officer (resigned as Chief Financial Officer on September 1, 2017)	$17,764	$-	$-		$-	$17,764
Ke Cai Chief Financial Officer (appointed and resigned as Chief Financial Officer on September 1, 2017 and March 15, 2018, respectively)	$6,000	$-	$-		$-	$6,000

(1)	On December 29, 2011, 150,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is December 29, 2021. The options’ exercise price is the market price of our shares on December 29, 2011, the date the options were granted. The grant date fair value of the options is $1.222 per underlying share. These options granted in 2011 are not reflected in the Summary Executive Compensation Table.

(2)	On October 7, 2013, 94,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is October 7, 2023. The options’ exercise price is the market price of our shares on October 7, 2013, the date the options were granted. The grant date fair value of the options was $2.23 per underlying share. These options granted in 2013 are not reflected in the Summary Executive Compensation Table.

(3)	On August 20, 2014, 131,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is August 20, 2024. The options’ exercise price is the market price of our shares on August 20, 2014, the date the options were granted. The grant date fair value of the options was $5.15 per underlying share. These options granted in 2014 are not reflected in the Summary Executive Compensation Table.

(4)	On July 30, 2015, 348,800 ordinary shares were issued to Mr. Chen. The grant date fair value of the ordinary shares was $1.96 per share, and is not reflected in the Summary Executive Compensation Table.

(5)	On March 21, 2016, 210,867 share options were awarded to Mr. Chen, which vest over a period of two years. The expiration date of the options is March 21, 2026. The options’ exercise price is the market price of our shares on March 21, 2016, the date the options were granted. The grant date fair value of the options was $1.88 per underlying share and is not reflected in the Summary Executive Compensation Table.

(6)	On March 15, 2018, Mr. Ke Cai has resigned as the Company CFO.

13

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards(1)
Name (a)	Number of securities underlying unexercised options (#) Exercisable (b)	Number of securities underlying unexercised options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Ping Chen,	90,000	0	1.45	12/29/2021
Principal	105,433	105,434	1.88	3/21/2026
Executive	75,200	18,800	2.30	10/07/2023
Officer	78,600	53,400	5.31	8/20/2024

(1)	Our Company has not made any stock awards that have not vested. For this reason, we have excluded the following columns from this table: (g) Number of shares or units of stock that have not vested (#); (h) Market value of shares of units of stock that have not vested ($); (i) Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#); and (j) Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($).

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,016,867	$2.23	—
Equity compensation plans not approved by security holders	—	—	—

14

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2017?

The members of the Audit Committee as of December 31, 2017 were Mingwei Zhang, Chairman, Richard Zhiqiang Chang and Bin Pan. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors has determined that Mr. Zhang, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.lianluosmart.com under Investor Relations.

How does the Audit Committee conduct its meetings?

During fiscal 2017, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s quarterly and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

15

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2017?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with HHC CPA, the Company’s independent registered public accounting firm for the 2017 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Friedman, HHC and CZD the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Friedman, HHC about their independence. The Audit Committee has concluded that Friedman, HHC and CZD are independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2017?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2017.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2017?

The Audit Committee has reviewed and discussed the fees paid to HHC during 2017 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with HHC’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Mingwei Zhang, Chairman
Richard Zhiqiang Chang

Bin Pan

16

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

CZD’s fees for the annual audit of our financial statements were $350,000 for fiscal 2017, and the predecessor auditor HHC was paid for $150,000 for fiscal 2016.

Audit Related Fees

The Company has not paid CZD or HHC for audit-related services in fiscal 2017,and 2016..

Tax Fees

The Company has not paid CZD or HHC for tax services in fiscal 2017 and 2016.

All Other Fees

The Company has not paid CZD or HHC for any other services in fiscal 2017 and 2016.

Audit Committee Pre-Approval Policies

Before CZD was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by CZD have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2017 that were attributed to work performed by persons other than CZD’s full-time permanent employees was approximately 75%.

17

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our common shares as of July 2, 2018 by:

●	Each of our current directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 17,587,586 common shares outstanding as of July 2, 2018. Information with respect to beneficial ownership has been furnished by each director and officer. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of July 2, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of BDL, Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, 100040, Beijing, China.

	Amount of Beneficial Ownership(1)		Percentage Ownership(2)
Ping Chen, CEO, Director	2,068,209	(3)	11.76%
Mingwei Zhang	41,975	(4)	*
All officers and directors as a group	2,110,184		11.99%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)	We have used 17,587,586 outstanding shares for all calculations in this table and have not increased the number of shares outstanding to account for such shares underlying such securities in calculating percentage ownership.

(3)	Ping Chen, our Chief Executive Officer and a director, has the sole power to direct the voting and disposition of the 1,613,542 shares held under his name. The number also includes 454,667 shares underlying options, which will have vested within 60 days hereof.

(4)	Represents (a) 11,975 shares issued on June 16, 2014; (b) vested options to purchase 20,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015; and (c) vested options to purchase 10,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016. These numbers do not include unvested options to purchase 10,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016.

18

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2017 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Lianluo Smart Limited, Room 2108, 21th Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100040, People’s Republic of China, by calling +86 (10) 8860-9850 or via the Internet at www.lianluosmart.com.

Shareholder Proposals

To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing no later than July 1, 2017. All written proposals should be submitted to: Secretary, Lianluo Smart Limited, Room 2108, 21th Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100040, People’s Republic of China.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

19